Megan Holdings Ltd.

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No.1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

July 9, 2024

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Juan Grana

Re:	Megan Holdings Ltd.

Draft Registration Statement on Form F-1

Submitted May 23, 2024

CIK No. 0001995075

Dear Mr. Grana,

This letter is in response to your letter on June 11, 2024, in which you provided comments to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Megan Holdings Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on May 23, 2024. On the date hereof, the Company has submitted Amendment No. 3 to the Registration Statement on Form DRS/A4 (“Form DRS/A4”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Corporate History and Structure, page 31

1. We note your response to comment 2 and reissue the comment in part. Please revise to provide further detail regarding Ms. Tan Chui Fang’s role in your organization, including a brief description of how she became a 20% stockholder in MTSB.

RESPONSE: We respectfully advise we updated the disclosure on page 32 of the DRS/A.

Management’s Discussion And Analysis Of Financial Conditions And Results Of Operations

Bank loan, page 39

2. We note your disclosure on page 39 that “[b]ank loan comprises a long-term loan” and that “[b]ank loan is recognized initially at fair value, net of transaction costs incurred.” Please revise to disclose the material terms of the bank loan, including the parties to the loan, the date the parties entered into the loan, the principal, the interest rate, and the maturity date. Please also file the loan agreement as an exhibit to the registration statement or provide your analysis as to why you believe the agreement does not need to be filed. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We respectfully advise the staff that we updated the disclosure on page 39 and filed the loan agreement as an exhibit to the DRS/A.

Comparison of Year Ended December 31, 2021, 2022 and 2023, page 46

3. Please revise your disclosure regarding the changes in revenue from 2022 to 2023 to more fully explain the increase in revenue from the development of new aquaculture and agriculture farms, which increased from 16.4% of your revenue in 2022 to 61.7% in 2023, and the decrease in revenue from upgrading of aquaculture and agriculture farms, which decreased from 69.0% of your revenue in 2022 to 38.1% in 2023. In this regard, we note your disclosure that the increase in revenue from development of new aquaculture and agriculture farms for the year ended December 31, 2023 was mainly due to increase in percentage of completion of a new shrimp hatchery center and shrimp farm in Sabah, Malaysia, and that the decrease in revenue from upgrading of aquaculture and agriculture farms was mainly due to aquaculture farms in Tawau, Sabah, Malaysia as well as a pineapple plantation farm located at Kota Tinggi, Johor, Malaysia being close to completion. Revise your disclosure to describe, in detail, how the percentage of completion of new aquaculture and agriculture farms and the completion of upgrading aquaculture and agriculture farms, respectively, related to your increase and decrease in revenue for the periods presented in the filing. Please also disclose whether you expect this trend to continue in future financial periods.

RESPONSE: We respectfully advise the staff that we have updated the changes in revenue disclosure on page 47 of the DRS/A and disclosed whether we expect this trend to continue in future financial periods on page 48 of the DRS/A.

Liquidity and Capital Resources

Financing Activities, page 51

4. We note your disclosure on page 51 that “[f]or the year ended December 31, 2023, net cash generated from financing activities was MYR2,534,630, which was primarily driven by advance from a director, amount due to a related party and proceeds from bank loan.” Please revise to quantify the underlying financing activities for the years ended December 31, 2023, 2022 and 2021, including the advance amount, the amount due to the related party and the proceeds from the bank loan. Please also disclose each of the parties involved.

RESPONSE: We respectfully advise the staff that we have updated the disclosure on financing activities on page 52 of the DRS/A.

Material Agreements with Customers, page 58

5. We note your response to comment 5 issued in our comment letter dated February 20, 2024, which we reissue. Please revise your disclosures throughout this section to disclose the amount of fees or other payments that have been made by the parties to the material customer and supplier contracts to date.

RESPONSE: We respectfully advise the staff that we have revised our disclosures on Material Agreements on pages 60 to 62 of the DRS/A.

Industry, page 65

6. We note your response to comment 3 and reissue the comment in part. Where you provide data for many different crops and livestock, please revise to explicitly disclose the crops and livestock produced in aquaculture and agriculture farms that you develop, construct and maintain. In particular, we note the disclosures in figure 9 on page 66 and figures 11 and 12 on page 67. Please also revise your disclosures on pages 69 and 75 about historical market performance and growth forecast for the agriculture and aquaculture sectors in Malaysia as a whole, to note the portion of this growth that is related to the subsets in which your company operates or intends to operate.

RESPONSE: We respectfully advise the staff that we have revised our disclosures on Industry on pages 69, 70, 72, 75 and 76 of the DRS/A.

Enforceability of Civil Liabilities, page 110

7. We note your response to comment 4, including the revised disclosure on pages 15 and 110. Please revise to also discuss the time and cost constraints to investors in connection with enforcing judgments in Malaysia.

RESPONSE: We respectfully advise the staff that we have revised our disclosure on page 111 to include the time and cost constraints to investors in connection with enforcing judgements in Malaysia.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Darren Hoo Wei Sern
Darren Hoo Wei Sern
Chairman

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